Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

3/17/2008

To The CME Group Community:

Today, CME Group and NYMEX Holdings announced that our companies have signed a definitive agreement for CME Group to acquire NYMEX for approximately $9.5 billion or approximately $100.30 for each share of NYMEX common stock, based on the closing price of CME Group Class A common stock on March 14, 2008. Under the terms of the agreement, NYMEX shareholders can elect to receive either CME Group Class A common stock or cash, subject to certain limitations, in exchange for each share of NYMEX common stock. More information on the terms of the combination is provided in our press release.

This strategic transaction joins the world’s leading financial and agricultural exchange with the world’s leading energy exchange, providing you with the full spectrum of commodity products on one platform. Through our combination, we will create a diversified company well-positioned to compete globally with other cash, over-the-counter (OTC) and regulated markets and participate in the global energy market.

We believe that CME Group is the best partner to grow NYMEX’s business. As you know, CME Group and NYMEX have enjoyed a long-standing relationship, and NYMEX products have been listed on CME Globex® since 2006. Now, approximately one million NYMEX contracts are traded on the CME Globex platform every day. The combination of our companies takes us to the next level in the evolution of our high growth businesses and builds on the benefits created by our existing technology agreement.

As a result of this acquisition, members will have the opportunity to further build their businesses by attracting new participants to both CME Group and NYMEX markets. Members also will benefit from our continuing commitment to open outcry markets, ensuring that customers are provided with a choice of executing their business on our New York or Chicago trading floors, or on the CME Globex platform. Customers will continue to be able to take advantage of our 2006 technology agreement, which will continue in perpetuity post-closing. They also will benefit from new energy and commodity product development and spread trading strategies among CME Group and NYMEX products, and will be able to streamline their operations as CME Group will be their single point of contact for both technology and clearing. Additionally, joint clearing firms of both CME Group and NYMEX will now have a single point of contact for clearing and technology services, providing them with the opportunity to realize margining and security deposit efficiencies.

We expect that shareholders will benefit from approximately $60 million in cost synergies as well as additional compelling growth opportunities. The combined company will be well-positioned to generate future growth by pairing our distribution network with NYMEX’s exchange-traded and OTC energy and metals products, including its ClearPort® OTC clearing platform, which complements our CME Clearing360 efforts.

We intend to work with our counterparts at NYMEX to help ensure a seamless experience for you, our valued members. We expect this acquisition to close in late 2008 subject to approvals of regulators, shareholders of both companies and NYMEX members, the repurchase of at least 75 percent of the NYMEX memberships by NYMEX and satisfaction of customary closing conditions. After completion of the merger, Terry Duffy will continue to serve as Executive Chairman, Charlie Carey will continue to serve as Vice-Chairman and Craig Donohue will continue to serve as Chief Executive Officer. We also intend to continue to provide you with the benchmark products, leading technology and functionality, and high level of customer service that you have come to expect from CME Group.

Sincerely,

Important Merger Information

In connection with the proposed transaction, NYMEX Holdings and CME Group intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a joint proxy statement/prospectus. Such documents, however, are not currently available. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CME Group and NYMEX Holdings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000.

CME Group and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 15, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.